UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ___________ to ___________.

Commission file number: 001-15773

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

NBC CAPITAL CORPORATION
SALARY REDUCTION THRIFT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NBC CAPITAL CORPORATION
301 East Main Street
Starkville, MS 39759

NBC CAPITAL CORPORATION
SALARY REDUCTION THRIFT PLAN

TABLE OF CONTENTS

NBC CAPITAL CORPORATION

SALARY REDUCTION THRIFT PLAN

FINANCIAL STATEMENTS

AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2003 AND 2002

NBC CAPITAL CORPORATION

SALARY REDUCTION THRIFT PLAN

TABLE OF CONTENTS

All other schedules are omitted because there is no information to report.

T. E. Lott & Company

A PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

COLUMBUS OFFICE:
221 NORTH SEVENTH STREET
P.O. BOX 471
COLUMBUS, MISSISSIPPI 39703-0471
TELEPHONE (662) 328-5387
FAX (662) 329-4993

STARKVILLE OFFICE:
106 B SOUTH WASHINGTON STREET
P.O. BOX 80282
STARKVILLE, MISSISSIPPI 39759-0282
TELEPHONE (662) 323-1234
FAX (662) 323-1284

TUSCALOOSA OFFICE:
2422 12TH STREET
TUSCALOOSA, ALABAMA 35401
TELEPHONE (205) 759-4195
FAX (205) 759-1018

WEB: www.telott.com
E-MAIL: info@telott.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

NBC Capital Corporation
Employee Benefits Plan Committee
Columbus, Mississippi

We have audited the accompanying statements of net assets available for benefits of NBC Capital Corporation Salary Reduction Thrift Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above of NBC Capital Corporation Salary Reduction Thrift Plan as of December 31, 2003 and 2002, and for the years then ended present fairly, in all material respects, the net assets available for benefits of NBC Capital Corporation Salary Reduction Thrift Plan as of December 31, 2003 and 2002, and changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits of the Plan's financial statements as of and for the years ended December 31, 2003 and 2002, was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at the end of the year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements for the years ended December 31, 2003 and 2002, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

T. E. LOTT & COMPANY

T. E. Lott & Company

Columbus, Mississippi
June 9, 2004

SALARY REDUCTION THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS		
Investments, at fair value (Note C):		
Participant directed	$10,765,530	$ 9,027,100
Participant notes receivable	201,648	142,388
	10,967,178	9,169,488
Receivables:		
Employer's contributions	25,435	27
Employees' contributions	59,763	77
	85,198	104
Total Assets	11,052,376	9,169,592
LIABILITIES	-	-
Net Assets Available for Benefits	$11,052,376	$ 9,169,592

The accompanying notes are an integral part of these statements.

SALARY REDUCTION THRIFT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS TO NET ASSETS		
Investment income (loss):		
Net appreciation (depreciation) in fair value of investments (Note C)	$ 1,246,748	$ (660,716)
Interest	11,578	14,466
Dividends	49,973	41,138
Net gain on sale of assets	13,701	34,594
	1,322,000	(570,518)
Contributions:		
Employer	431,211	393,071
Participants	1,075,219	988,006
Rollovers	6,716	8,501
	1,513,146	1,389,578
Total additions to net assets	2,835,146	819,060
DEDUCTIONS FROM NET ASSETS		
Benefit payments and payments to provide benefits	914,090	1,046,269
Administrative expenses	38,272	47,387
Total deductions from net assets	952,362	1,093,656
Net increase (decrease)	1,882,784	(274,596)
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of year	9,169,592	9,444,188
End of year	$11,052,376	$ 9,169,592

The accompanying notes are an integral part of these statements.

SALARY REDUCTION THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

NOTE A - DESCRIPTION OF THE PLAN

The following description of the NBC Capital Corporation Salary Reduction Thrift Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan that covers substantially all employees of the NBC Capital Corporation and certain other associated companies (the Companies) who meet the eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute not less than 1% nor more than 50% of compensation. The Companies contribute 50% of the first 6% of compensation deferred; however, for participants with 20 or more years of service, such matching contribution shall equal 75% of the first 6% of compensation deferred. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct their account balance into various investment options offered by the Plan.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Companies' contribution, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Companies' matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service.

(Continued)

NOTE A - DESCRIPTION OF THE PLAN (Continued)

Participant Notes Receivable

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Notes fund. Loan terms range from 1 - 5 years. The loans are secured by the balance in the participant's account and bear interest at prime plus one and one-quarter percent. Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits

On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his/her account or in monthly installments for a period not to exceed his/her life expectancy or the life expectancy of the participant and his/her spouse.

Operating Expenses

All expenses of maintaining the Plan are paid by the Company.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting, with the exception of the payment of benefits, which are recognized as a reduction in the net assets available for benefits of the Plan as they are disbursed to participants.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes thereon, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(Continued)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis.

Forfeitures

Forfeitures are allocated based on a participant's compensation. At December 31, 2003 and 2002, there were forfeitures pending in the amounts of $ 13,154 and $ 9,406, respectively.

NOTE C - INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets as of December 31, 2003 and 2002, are as follows:

	December 31, 2003	December 31, 2002
Investments at Fair Value:		
NBC Capital Corporation, 71,075 and 70,877 shares, respectively	$ 1,895,579	$ 1,786,080
Principal High Quality Short-Term Bond Separate Account, 124,105 and 150,305 units, respectively	1,728,295	2,039,015

(Continued)

NOTE C - INVESTMENTS (Continued)

	December 31, 2003	December 31, 2002
Investments at Fair Value (Continued):		
Principal Large Cap Stock Index Separate Account, 54,928 and 60,877 units, respectively	$ 2,237,891	$ 1,934,930
Principal Money Market Separate Account, 12,894 and 12,277 units, respectively	564,185	533,140
Principal Bond and Mortgage Separate Account, 920 and 748 units, respectively	630,196	487,478
Vanguard Short-Term Federal Fund Separate Account, 62,512 and 67,180 units, respectively	661,373	718,827
American Century Value Investment Fund 88,627 and 64,427 units, respectively	664,701	383,339

During 2003 and 2002, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value by $ 1,246,748 and $(660,716) as follows:

Net Change in Fair Value

Investments at Fair Value:	Years Ended December 31, 2003	Years Ended December 31, 2002
Employer securities	$ 123,854	$ 113,830
Registered investment companies	410,438	(162,462)
Pooled separate accounts	711,847	(612,612)
Guaranteed interest	609	528
Net change in fair value	$ 1,246,748	$ (660,716)

SALARY REDUCTION THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

NOTE D - PLAN TERMINATION

Although it has not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their account balances.

NOTE E - TAX STATUS

The Plan obtained its latest determination letter on April 9, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since that date. The plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE F - RELATED PARTY TRANSACTIONS

National Bank of Commerce is the trustee of the Plan. Investments in pooled separate accounts as of December 31, 2003, are managed by Principal Financial Group, the custodian of these Plan assets.

NOTE G - RECLASSIFICATION

Certain items in the 2002 financial statements have been reclassified to conform to the 2003 presentation.

NOTE H - SUBSEQUENT EVENT

The company acquired Enterprise National Bank during 2004 and amended the plan to make all newly acquired eligible employees participants of the Plan as of 4/1/04.

NOTE I - PROHIBITED TRANSACTIONS

Due to a payroll correction, the Plan failed to remit timely $76.74 of participant contributions due January 23, 2004. This amount was paid January 24, 2004. This is a non-exempt transaction, but is not required to be reported on Schedule G, Part III. All required disclosures to the Department of Labor have been made regarding this delinquent payment of participant contributions.

SUPPLEMENTAL INFORMATION

NBC CAPITAL CORPORATION

SALARY REDUCTION THRIFT PLAN

EIN 64-0156695 PLAN 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Principal Life Insurance Company	Insurance Company General Guaranteed Interest	$ N/A**	$75,561
*	Principal Life Insurance Company	Pooled Separate Accounts Prin HQ Short - TM Bond Sep Acct	$ N/A**	$1,728,295
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Money Mkt Sep Acct	$ N/A**	$564,185
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Bond and Mtge Sep Acct	$ N/A**	$630,196
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Lg Cp Stk Idx Sep Acct	$ N/A**	$2,237,891
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Real Estate Sep Acct	$ N/A**	$233,623
*	Principal Life Insurance Company	Pooled Separate Accounts Russ Life Agg Str (D) Sep Acct	$ N/A**	$61,449

(Continued)

SALARY REDUCTION THRIFT PLAN

EIN 64-0516695 PLAN 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

(Continued)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Principal Life Insurance Company	Pooled Separate Accounts Russ Life Bal Str (D) Sep Acct	$ N/A **	$380,969
*	Principal Life Insurance Company	Pooled Separate Accounts Russ Life Con Str (D) Sep Acct	$ N/A**	$38,835
*	Principal Life Insurance Company	Pooled Separate Accounts Russ Life Eqag Str (D) Sep Acct	$ N/A**	$36,013
*	Principal Life Insurance Company	Pooled Separate Accounts Russ Life Mod Str (D) Sep Acct	$ N/A**	$76,033
*	Principal Life Insurance Company	Pooled Separate Accounts Prin Ptr Lg-Cp Value Sep Acct	$ N/A**	$85,228
*	Principal Life Insurance Company	Pooled Separate Accounts Prin Ptr Sm-Cp Value Sep Acct	$ N/A**	$135,967
*	Vanguard Group	Registered Investment Co. Vanguard Short-Term Fed Fund	$ N/A**	$661,373

(Continued)

SALARY REDUCTION THRIFT PLAN

EIN 64-0156695 PLAN 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

(Continued)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	American Century Investments	Registered Investment Co. Amer Cent Value Inv Fund	$N/A **	$664,701
*	T. Rowe Price Funds	Registered Investment Co. T. Rowe Price Equity Inc Fund	$N/A **	$524,496
*	Fidelity Investments	Registered Investment Co. Fidelity Adv Mid Capital I Fund	$N/A **	$354,719
*	T. Rowe Price Funds	Registered Investment Co. T. Rowe Price Sci & Tech Fund	$N/A **	$87,583
*	Vanguard Group	Registered Investment Co. Vanguard Explorer Fund	$N/A **	$173,801
*	Putnam Investments	Registered Investment Co. Putnam Intl Equity A Fund	$N/A **	$119,036

(Continued)

NBC CAPITAL CORPORATION

SALARY REDUCTION THRIFT PLAN

EIN 64-0156695 PLAN 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

(Continued)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	NBC Capital Corporation	Employer Security NBC Stock	$N/A **	$1,895,579
*	Participant Loans	Range of Interest Rates Rates Range From 5.25% to 10.75%	$N/A **	$201,648

* Denotes party-in-interest.
** Cost information has been omitted for participant directed investment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

NBC CAPITAL CORPORATION
SALARY REDUCTION THRIFT PLAN

Date: June 17, 2004

Richard T. Haston
Richard T. Haston
Plan Administrator

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Commission File Number 333-75054) pertaining to the NBC Capital Corporation Salary Reduction Thrift Plan our report dated June 9, 2004, relating to the financial statements and schedules of the NBC Capital Corporation Salary Reduction Thrift Plan for the plan years ending December 31, 2003 and 2002 included in this Annual Report on Form 11-K.

T. E. Lott & Company

T. E. Lott & Company

Columbus, Mississippi
June 9, 2004

99460789-1